Songzai International Holding Group Inc.
17890 Castleton Street, Suite 112
City of Industry, California
Tel: (626) 581-8878

May 26, 2009

FILED AS EDGAR CORRESPONDENCE
& VIA FACSIMILE

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-6010
Attn: Craig H. Arakawa

Re:
Songzai International Holding Group Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 30, 2009
Form 10-Q for the Quarter Ended September 30, 2008
Filed November 14, 2008
Response Letter Dated March 11, 2009
File No. 333-66994

Dear Mr. Arakawa:

On behalf of Songzai International Holding Group Inc. (the “Company”), set forth below is the Company’s responses to the comments received from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter dated April 23, 2009.  We have reproduced the Staff’s comments in bold type for your convenience and have followed the comment with the Company’s response.  References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require.

After your review and approval of our proposed amendments described below, we will submit to you marked draft of the proposed Amendment No. 1 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, Amendment No. 1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2008, Amendment No. 1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2008, and Amendment No. 1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008, incorporating all such revisions.

Form 10-K for the year ended December 31, 2008

Controls and Procedures, page 36

Mr. Craig Arakawa
Re: Songzai International Holding Group Inc.
May 26, 2009

1.
We note that you have provided disclosure about whether there were changes in your internal control over financial reporting during the quarter ended December 31, 2007. Please update your disclosure to comply with Item 308(c) of Regulation S-K.

Response: We will update our disclosure accordingly to state that there were no changes in our internal control over financial reporting during the quarter ended December 31, 2008.

Financial Statements

Note 1- Organization and Description of Business, page F-7

2.
We note your response to prior comment 5, regarding your determination of purchase price in the business combination of Songzai and Xing An, stating that you believe you have recorded the acquisition at the “…net purchase price to the accounting acquirer”. However, we do not see how a distribution to the shareholders of Xing An represents a cost to acquire Songzai, as it is not being paid to the prior owners of Songzai.

Nevertheless, we have consulted with our Division Chief Accountant’s Office about your situation and are not convinced that you have properly indentified the accounting acquirer. Given that Songzai agreed to pay $30 million to the shareholders of Xing An, in addition to having issued 8 million (post reverse- split) common shares, in exchange for 90% of the outstanding stock of Xing An, it appears that Songzai, rather than Zing An, would be the acquirer. In arriving at this conclusion, we have also considered the composition of directors and senior management of the consolidated entity subsequent to the transaction, also the escrow and voting arrangements applicable to the 8 million shares.

Purchase consideration should be determined in accordance with paragraphs 20 through 24 of SFAS 141. Accordingly, please address the following points:

•
Unless you have additional information that you believe would yield a different view, it appears that you will need to amend the financial statements in your annual report on Form 10-K for the year ended December 31, 2008, interim reports on Form 10-Q for the quarters ended June 30, 2008 and September 30, 2008, and your Pro Forma Combined Financial Statements filed as Exhibit 99.5 to your Form 10-K for the year ended December 31, 2007, to account for the merger as an acquisition of Xing An by Songzai. The historical financial statements covering periods prior to the acquisition should be those of Songzai, the accounting and legal acquirer, rather than Xing An.

Mr. Craig Arakawa
Re: Songzai International Holding Group Inc.
May 26, 2009

Response: We respectfully submit the following supplemental information and analysis under paragraph 17 of SFAS 141 in identifying Hongyuan and Shengyu (collectively “Xing An”) as the accounting acquirer.

(a)           The relative voting rights in the combined entity after the combination—all else being equal, the acquiring entity is the combining entity whose owners as a group retained or received the larger portion of the voting rights in the combined entity. In determining which group of owners retained or received the larger portion of the voting rights, consideration shall be given to the existence of any unusual or special voting arrangements and options, warrants, or convertible securities.

Analysis: The 80 million shares of the Company’s common stock issued to the original Xing An owners as part of the purchase consideration represent 53.75% of the voting securities of the combined entity, a clear majority interest. Were we to have replaced the $30 million of cash consideration with common stock, we would have had to issue an additional 56.2 million shares to the original Xing An owners (the “Xing An Shareholders”), which would give them 66.3% of the voting securities of the combined entity. Additionally, the cash portion was made from the cash flow from operations of the combined entity, of which Xing An is the dominant entity. Please see table below comparing Xing An with Songzai:

	Date	Songzai ( in ‘000)	Xing An ( in ‘000)	Ratio
Assets	12/31/2007	$12,895	$34,169	2.650
Equity	12/31/2007	$10,846	$22,369	2.062
Sales	YE 12/31/07	$12,351	$34,581	2.800
Net Income	YE 12/31/07	$4,907	$20,094	4.096
Shares Outstanding (pre- reverse stock split)	12/31/2007	69,344	80,000	1.154

(b)           The existence of a large minority voting interest in the combined entity when no other owner or organized group of owners has a significant voting interest—all else being equal, the acquiring entity is the combining entity whose single owner or organized group of owners holds the large minority voting interest in the combined entity.

Analysis: This factor is not applicable, as the Xing An Shareholders collectively hold a majority voting interest in the combined entity.

Mr. Craig Arakawa
Re: Songzai International Holding Group Inc.
May 26, 2009

 (c)           The composition of the governing body of the combined entity—all else being equal, the acquiring entity is the combining entity whose owners or governing body has the ability to elect or appoint a voting majority of the governing body of the combined entity.

Analysis: As holders collectively of 53.57% of the voting securities of the combined entity, the Xing An Shareholders have the ability to elect or appoint a voting majority of the governing body of the combined entity.

(d)           The composition of the senior management of the combined entity—all else being equal, the acquiring entity is the combining entity whose senior management dominates that of the combined entity. Senior management generally consists of the chairman of the board, chief executive officer, chief operating officer, chief financial officer, and those divisional heads reporting directly to them, or the executive committee if one exists.

Analysis: In addition to Mr. Guoqing Yue, who is one of the Xing An Shareholders and who was appointed to the board of directors of the combined entity on August 15, 2008 at the direction of the Xing An Shareholders, other senior management members of Xing An assumed similar senior positions of the combined entity. Specifically, Ms. Mingshu Gong, who is also one of the original Xing An owners, became general manager of the combined entity in charge of the daily operations of all three coal mines on April 4, 2008, the closing date of the acquisition transaction. Mr. Qixiang Yao, Xing An’s chief mining engineer, and Ms. Li Li, Xing An’s controller, also became chief mining engineer and controller, respectively, of the combined entity on April 4, 2008.

(e)           The terms of the exchange of equity securities—all else being equal, the acquiring entity is the combining entity that pays a premium over the market value of the equity securities of the other combining entity or entities.

Analysis: N/A

•
Please submit your computation of the purchase price and allocation, including your support for the price you use to value the Songzai stock issued and your calculation of the present value of the $30 million note.

Response: We valued the purchase consideration using the fair value of consideration received, which was computed as the market price of the publicly traded stock of the legal acquirer (Songzai). In accordance with Paragraph 22 of SFAS 141, We believe that the fair value of the consideration received is more clearly evident of the fair value than the consideration given up by the Xing An Shareholders. Paragraph 22 of SFAS 141 states that “the fair value of the securities traded in the market is generally more clearly evident than the fair value of an acquired entity”.  Although the transaction is a reverse acquisition, the substance of paragraph 22 of SFAS 141 is that market price of a traded security in an exchange transaction is usually the best evidence of fair value. Accordingly, we used the fair value of the consideration received to value the transaction. We believe that the determination of fair value of a business enterprise in the PRC involves numerous factors and assumptions and accordingly is not likely to be a better indication of fair value than the considerations receive.

Mr. Craig Arakawa
Re: Songzai International Holding Group Inc.
May 26, 2009

The $30 million that Songzai paid to the selling shareholders of Xing An Shareholders is analogous to a car dealer offering a car for $30,000 with $3,000 cash back. The cost to the customer is $27,000 and not $30,000. The alternative accounting would be to record goodwill of approximately $30 million, a credit to equity of $30 million, a debit to retained earnings of $30 million for the distribution and a credit to dividend payable for $30 million. In addition, the total purchase consideration of 8 million shares plus $30 million cash was the result of negotiation for a way of paying the consideration, Songzai would have had to issue an additional 56.2 million shares to the selling shareholders of Xing An if the selling shareholders were not willing to accept the cash.

We are submitting our computation and support with this letter.

•
As you acquired 90% of Xing An, please disclose the manner of accounting for minority interest in the financial statements or, if you believe there is no minority interest that needs to be reflected, provide your rationale and any related documents governing the economic interests.

Response: With respect to the 10% of Xing An held in trust, we believe that no corresponding minority interest needs to be reflected as the 10% are held in trust for the sole benefit of the Company. Such arrangement grew out of necessity in light of PRC regulations restricting foreign ownership of any mining-related company to a maximum of 90% of such company’s equity interest; absent such restriction, the acquisition would have been for 100% of Xing An outright. In its place, the 10% have been placed in trust pursuant to a trust agreement, under which terms all rights attached to the 10% are exercised by the appointed trustee at the sole direction, and for the sole benefit, of the Company. The trust agreement further provides that the 10% would transfer to the Company at such time as permitted under applicable PRC regulations. Thus, in substance, the Company has acquired the 10% of Xing An, and no additional consideration would be paid if and when actual transfer is permitted. Additionally, no portion of the net income of Xing An would accrue to the benefit of the original Xing An owners at any time or under any circumstances. Prior to the closing of the acquisition transaction, we had also obtained a legal opinion issued by the PRC legal counsel for Xing An opining to the legality under PRC law of the acquisition transaction and the trust structure. A copy of the legal opinion is submitted with this letter for your consideration.

Mr. Craig Arakawa
Re: Songzai International Holding Group Inc.
May 26, 2009

•	Please tell us whether any additional consideration will be paid for the remaining 10% of the Xing An shares if and when acquisition is allowed under PRC law.

Response: Per our response to the bullet point above regarding the trust structure necessitated by applicable PRC regulations, no additional consideration will be paid for the remaining 10% of Xing An if and when transfer is allowed.

Oral Comments of the Staff Relating to Comment 2

Response: In Heilongjiang Province, there are several bureaucratic approvals necessary prior to completing an acquisition of a local business enterprise (such as Xing An) by a foreign company (such as Songzai). Such approvals include those of the Provincial Development and Reform Commission, the Provincial Economic and Commercial Committee (or Provincial Merchants Bureau), the Provincial Foreign Investment Agency, and the Provincial Industrial and Commercial Bureau.  The approval process usually takes about a few weeks to a few months depending on the completeness of the documents and information submitted as well as the relationship with the relevant provincial authorities. After these approvals are in place, the local business enterprise will be approved as an enterprise with foreign investment (“FIE”) and be issued a Certificate of Approval for Establishment of Enterprise with Foreign Investment (the “FIE Certificate”), which legally and officially completes the acquisition process in the PRC. Hong Yuan and Sheng Yu were both approved as FIE on March 24, 2008 and issued their FIE Certificates on March 27, 2008. From the U.S. perspective, however, the acquisition closed on April 4, 2008, when we issued the 80 million shares and the $30 million of promissory notes to the Xing An Shareholders. Accordingly, for accounting purposes, we designated April 1, 2008 as the acquisition completion date.

The Xing An Shareholders agreed to escrow the 80 million shares issued to them for a period of two years in order to secure against their indemnification obligations under the stock purchase agreement entered into by the parties in connection with the transaction. This was done so that if the Company has to defend against any claim for which the Xing An Shareholders are obligated to indemnify, funds would be available to reimburse the Company’s costs and expenses. At the end of the escrow period, the shares will be released back to the Xing An Shareholders.

3.
We have note you included risk disclosure on page 23 in response to prior comment 1, concerning the possibility that the Heilongjiang Office of the State Administration for Industry and Commerce may invalidate the merger between Songzai and Xing An because you did not make full payment of the $30 million promissory notes to the former shareholders of Xing An by the required date.

Mr. Craig Arakawa
Re: Songzai International Holding Group Inc.
May 26, 2009

Please describe the mechanism by which the transaction would be invalidated by the PRC authorities, if they chose that action as the appropriate course. Please clarify whether the prior shareholders of Xing An would need to file a complaint with the authorities to cause such a determination, or whether the authorities would be acting independently, based on PRC law. Please also explain the basis for your disclosure stating that if your payment is made in full before the examination,”… the acquisition should not be voided.”

Please expand your disclosure under this heading to include comparable details, also specifying the date that payment was required, indicating whether you (i) discussed your failure to comply with the payment schedule with the PRC authorities, (ii) requested an extension, (iii) were granted an extension; and clarifying the status of the obligation.

Response: As disclosed in our current report on Form 8-K filed with the Commission on April 8, 2009, we paid the remaining balance of the promissory notes, $12 million, to the former shareholders of Xing An on April 4, 2009. Thus, we have satisfied our obligations under applicable PRC law and regulations with respect to our acquisition of Xing An, and the risk concerning the possibility that the Heilongjiang Office of the State Administration for Industry and Commerce (the “Heilongjiang SAIC”) may invalidate the merger transaction no longer exists. Accordingly, we do not believe that additional disclosures regarding the mechanisms of invalidating the merger transaction or actions that we would have needed to take to avoid such invalidation would be meaningful. We respectfully request that no further disclosures be required regarding this risk factor.

Note 6- Prepaid Mining Right, page F-14

4.
We have read your response to prior comment 2, regarding your prepaid mining rights and the applicability of Industry Guide 7 to your operations. Although we understand that you have arrangements in place to extract fixed quantities of coal from various mine sites, since you are engaged in significant mining operations, you are subject to the disclosure requirements of Industry Guide 7.

We note that you disclose estimates of proven and probable reserves for the Tong Gong, Hong Yuan, and Sheng Yu Mines at pages 7 and 8. However, these estimates are no longer current, given the December 31, 2005 and June 30, 2007 estimation dates. Further, these estimates indicate that you may not have sufficient reserves to cover the amounts negotiated under your prepaid mining rights. Please update these disclosures to include your estimates of proven and probable reserves for each of these mines as of December 31, 2008 to comply with paragraph (b)(5) of Industry Guide 7.

Mr. Craig Arakawa
Re: Songzai International Holding Group Inc.
May 26, 2009

It should be clear whether the mines from which you have contracted to purchase coal under your prepaid mining rights have sufficient reserves, as defined in paragraph (a) of Industry Guide 7, to yield the quantities associated with those agreements. If you have contracted to purchase more coal than is established as proven and probable reserves, please quantify and emphasize these differences in your disclosure under this heading, and provide a corresponding risk factor under Item 1.A., beginning on page 19.

Also clarify whether coal to be extracted under the Xing An mining rights may be taken from either the Hong Yuan or Sheng Yu mines at your discretion.

Response: As stated in our response to the Comment Letter dated February 3, 2009, requiring a description of our mining reserves in accordance with Industry Guide 7 would result in inaccuracy, as our mining operations are conducted, and our coal is sold, exclusively in the People’s Republic of China, where the standards of Industry Guide 7 are not applicable.

Typically in the United States and elsewhere where landownership is permitted, a mine owner has the right to extract all of the coal in his or her mine; thus, the amount of coal constituting a mine’s reserves is relevant because it can accurately convey the mine’s economic life. In China, however, we do not and cannot own the coal mines that we operate, as all real property belongs to the State. Rather, the amount of coal that we can extract from the coal mines that we operate is limited to the amount dictated on our mining rights. Thus, the actual coal reserves of Tong Gong, Hong Yuan and Sheng Yu (whether under PRC standards or those of Industry Guide 7) do not accurately convey their economic life from the perspective of our operations, as we cannot extract from these mines more coal than what our mining rights allow.

However, the amount of coal stipulated on our mining rights is not arbitrarily determined without any basis to the actual coal reserves of the coal mines that we operate. The amount of coal underlying the mining rights are determined based on reserves appraisals by government authorized mining engineers in accordance with PRC standards, and thus the amount of coal extractable based on our mining rights is a certainty under applicable PRC standards. In other words, the amount of coal per our mining rights is equivalent to our coal reserves if we were operating in the United States. Thus, the amount of coal that we can extract per our mining rights provides the accurate and correct picture of the economic life of the three mines that we operate, rather than the reserve amounts of these mines (whether under PRC standards or those of Industry Guide 7).

Mr. Craig Arakawa
Re: Songzai International Holding Group Inc.
May 26, 2009

Based on the foregoing, we believe that requiring disclosures in accordance with Industry Guide 7 would impede accurate disclosures and create confusion. As the Staff has noted, the reserves estimates that we have provided per Industry Guide 7 are less than the amount per our mining rights under PRC standards. Yet the reserves estimates per Industry Guide 7 have no bearing on the reality of our operations, which are conducted entirely in China. At the same time, we understand the compliance requirement with Industry Guide 7 as a mining company. Accordingly, we respectfully request the Staff for further guidance in the interest of accuracy in disclosure.

5.
We note your response to prior comment 3, regarding your unpaid mining right commitments, and see that both scenarios you present assume that you have already made full payment of the underlying mining rights, leaving no unpaid commitment remaining. Please clarify whether payment can be avoided specifically in scenarios in which an unpaid commitment exists. For example, explain whether you can avoid further payment in a situation in which extraction of all existing coal at the mine falls short of the 19.8 million ton contractual estimate, or if you decide to stop mining for other reasons.

Response: It is important to keep in mind that the amount of coal specified in a mining right is the amount that we have a right to extract from a mine, and not a commitment that we have to extract that amount of coal. Thus, if we do not make full payment of a particular mining right within the relevant time period we will simply lose that mining right and will be unable to extract the amount of coal left unpaid on such mining right.

The scenario in which extraction of all existing coal at a mine falls short of the amount specified on a mining right is not possible. Per our response to comment 4 above and our response to the Comment Letter dated February 3, 2009, the amount of coal specified on our mining rights is based on actual reserves of the mines that we operate and represents with certainty the amount extractable from such mines.

6.
We note your response to the fifth and eighth bullet points of prior comment 3, stating that you have no written prepaid mining agreements, also explaining that per tonnage amounts are established at the time of payment.

We understand that price negotiations may occur separate from the agreements that establish the mining rights granted to you as disclosed at Note 6. Please clarify whether there are written documents that support your disclosures of grant dates and tons granted in Note 6, and which establish your legal entitlement to mine 19.8 million tons of coal at the Xing An mines, as you claim. Please also explain whether the Resource Mining and Coal Production Right permits mentioned on page 9 are separate agreements.

Mr. Craig Arakawa
Re: Songzai International Holding Group Inc.
May 26, 2009

Please file these documents to comply with Item 601(b)(10)(ii)(B) of Regulation S-K. However, if you have no written agreements for the prepaid mining rights and permits, we suggest that you contact us by telephone to discuss the implications.

Response: Each of our mining rights as well as the Resource Mining and Coal Production Right permits are memorialized by separate written documents in Chinese. However, the mining rights and the permits are not contracts but are more akin to licenses granted to us by the relevant PRC government agencies. As such, we do not believe that they are “material contracts” under Item 601(b)(10)(ii)(B) of Regulation S-K, and respectfully request that we be permitted to file such documents as “additional exhibits”.

With respect to the prepaid mining rights, they are not contracts but simply represent the amount of coal underlying our mining rights that we have actually paid. As described in our response to prior comments 2 and 3, our mining rights give us the right to extract a fixed amount of coal from a mine, but we can only extract the coal that we pay for, which is our prepaid mining rights. For example, if a mining right gives us the right to extract 100 metric tons (“tonnes”) of coal, and we pay for 50 tonnes, that 50 tonnes represent our prepaid mining right. However, there is no written agreement, other than the receipts issued by the local mining bureau acknowledging the amounts paid and the amounts of coal such payments represent.

Note 19- U.S. Parent Company Only Financial Statements, page F-22

7.	Please submit a schedule reconciling your parent company equity information to the corresponding amounts in your consolidated financial statements.

Response: The requested schedule is being submitted with this letter.

Exhibits

8.
The certifications at Exhibits 31.1 and 31.2 do not conform to the requirements of Item 601(b) of Regulation S-K, as they are missing language pertaining to internal control over financial reporting in the introduction to paragraph 4 and paragraph 4(b).

Response: We will revise the certifications accordingly.

Form 10-Qs for the Quarter Ended March 31, June 30, and September 30, 2008

General

Mr. Craig Arakawa
Re: Songzai International Holding Group Inc.
May 26, 2009

9.	Please make appropriate changes to your 10-Qs for the Quarters ended June 30, 2008 and September 30, 2008 that comply with the following comments on your 10-Q for the Quarter Ended March 31, 2008.

Response: Where appropriate, we will make the changes to our 10-Qs for the quarters ended June 30, 2008 and September 30, 2008 to comply with comments 10 and 11.

Controls and Procedures, page 16

10.
We note your response to our prior comment twelve. Please state whether your officers concluded that your disclosure controls and procedures were effective at the reasonable assurance level or were not effective at the reasonable assurance level.

Response: While we were still subject to the material weaknesses previously identified in our annual report on Form 10-K/A for the year ended December 31, 2007, our disclosure controls and procedures were effective at the reasonable assurance level. We will revise our disclosures accordingly.

11.
We note your disclosure that “except for the remedial actions being undertaken as described above, there were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Securities Exchange Act of 1934) during the quarter ended March 31, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting”. Revise to state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during this quarter that have materially affected, or reasonably likely to materially affect, your internal control over financial reporting.

Response: Although we undertook certain remedial actions, such actions did not result in changes to our internal control over financial reporting that have materially affected, or reasonably likely to materially affect, our internal control over financial reporting. We will revise our disclosure accordingly.

Oral Comment Regarding Part I, Item 4 of Form 10-K

We will include in the proposed Amendment No. 1 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, a description of the special meeting of shareholders held on October 10, 2008, in accordance with Part I, Item 4 of Form 10-K.

*     *     *     *     *

Mr. Craig Arakawa
Re: Songzai International Holding Group Inc.
May 26, 2009

We hope that the information contained in this letter satisfactorily addresses the comments by the Staff.  Please do not hesitate to contact our counsel at Richardson & Patel LLP, Francis Chen, by telephone at (310) 208-1182, or by facsimile at (310) 208-1154.

Very truly yours,

Songzai International Holding Group, Inc.

By:	/s/ Yvonne Zhang
Yvonne Zhang
Chief Financial Officer